UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 2019

Commission File Number: 001-38198

BEST Inc.

(Registrant’s name)

2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEST Inc.

By:	/s/ Lei Guo
Name: Lei Guo
Title: Chief Accounting Officer and Senior Vice President of Finance

Date: May 15, 2019

EXHIBIT INDEX

Exhibit No.	Description
99.1	BEST Inc. Announces Unaudited First Quarter 2019 Financial Results